STEM SALES, INC.

801 West Bay Drive, Suite 418

Largo, FL  33770

January 26, 2015

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Stem Sales, Inc.

Pre-effective Amendment 8 to Registration Statement on Form S-1

Filed January 26, 2015

File No. 333-197814

Dear Mr. Schwall:

On January 26, 2015, we transmitted via EDGAR the Company’s eighth Amendment to the Registration Statement on Form S-1 to correct pagination and to include updated auditor consents.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert M. Snibbe, Jr

President